March 13, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attention: Christina Chalk

Re:	E. I. du Pont de Nemours and Company PREC14A filed February 11, 2015 Filed by Trian Fund Management et al File No. 1-00815

Dear Ms. Chalk:

We are writing in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Commission’s letter addressed to Jeffrey D. Marell, counsel to Trian Fund Management, L.P. and the participants named in the above-referenced filing (“we” or “Trian”), dated March 3, 2015 (the “Comment Letter”). Included herewith is a copy of Trian’s amended preliminary proxy statement (the “Proxy Statement”) reflecting certain revisions made in response to the Staff’s comments.

For your convenience the headings and numbered responses set out below correspond to the headings and numbered comments in the Comment Letter. Capitalized

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terms used herein and not defined have the meanings ascribed to them in the Proxy Statement. Trian’s responses to the Commission’s comments are as follows:

Preliminary Proxy Statement

General

1.	If you plan to solicit proxies via Internet chat rooms, indicate which Web sites you plan to utilize in your response letter.

Response to Comment 1: Trian does not currently intend to solicit proxies via Internet chat rooms.

2.	Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Rule 14a-16 and Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Response to Comment 2: We confirm that Trian’s definitive proxy materials will be posted to our website, <www.dupontcanbegreat.com>, and that Trian will provide record holders with a notice pursuant to Rule 14a-16.

Reasons to Vote For Trian Group’s Slate of Nominees, page 4

3.	Specifically describe your plans and proposals for the Company if one or all of your Nominees are elected, including the proposed initiatives outlined in your September 16, 2014 letter to the Board.

Response to Comment 3: We have revised the section titled “Reasons to Vote for Trian Group’s Slate of Nominees” on page 4 of the Proxy Statement to include additional disclosure of our plans and proposals for the Company if one or all of our Nominees are elected.

4.	Explain and support your assertion that the Trian Group has already made a positive impact on value creation at the Company.

Response to Comment 4: As discussed below, we believe that the Company has announced several positive initiatives in response to pressure from Trian to create value for stockholders. We also believe that the market has responded positively to news of Trian’s engagement with the Company. When Trian’s investment in the Company was first reported by CNBC on July 17, 2013, the Company’s stock price rose by 5.3% (or $2.87 per share) over the course of the day, while the S&P 500 increased by only 0.3%. When Trian publicly released a letter to the Board on

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September 17, 2014 containing a summary of Trian’s proposed strategic and operating initiatives, the Company’s stock price rose by 5.2% (or $3.42 per share) that day (and a total of 8.2% (or $5.37 per share) over the two day period ending September 18, 2014), while the S&P 500 increased by only 0.1% (and a total of 0.6% over the two day period ending September 18). The share price outperformance versus the S&P 500 on the dates of these two Trian related events are the two largest days of DuPont share price outperformance versus the S&P 500 since January 1, 2009, the date the current CEO took office. Although there is no objective method to confirm what portion of such appreciation is attributable to other factors, we are unaware of any other significant announcement or event occurring on or about those dates, and we believe that such share price appreciation is attributable at least in part to Trian’s involvement as a DuPont stockholder.

5.	Clarify whether you believe the Trian Group had a role in the “positive initiatives” announced by the Company, such as the planned spin-off of Performance Chemicals. If you believe so, please support your belief by describing the factual background to these developments.

Response to Comment 5: We believe that the Company has announced such “positive initiatives” in part in response to pressure from Trian to create value for stockholders. On October 24, 2013, shortly after Trian’s initial investment in the Company and meetings with management in which Trian strongly encouraged the Company to consider separating certain business segments through the use of tax-free spin-offs, the Company announced the tax-free spinoff of Performance Chemicals. Similarly, while the Company took ten years to complete a $2 billion share buy-back program announced in 2001, following meetings with Trian in fiscal year 2013 at which Trian encouraged the Company to improve capital return policies, the Company completed $2 billion of share buy-backs in fiscal year 2014 alone. If the Staff thinks it appropriate, we will revise the Proxy Statement to include the foregoing information.

Proposal 1: Election of Directors, page 4

6.	The Company’s Corporate Governance Guidelines set forth standards for directors including a mandatory retirement age of 72. Mr. Peltz is 72 years of age. Revise to specifically discuss the risk that Mr. Peltz cannot serve under the guidelines unless the Board grants a waiver, and that if it does so for this election, there would be no guarantee it would do so in future.

Response to Comment 6: We note that neither the Company’s Certificate of Incorporation nor Bylaws include any age restriction for directors or nominees. We acknowledge that the Company’s Corporate Governance Guidelines (the “Governance Guidelines”), provide that “[n]o director may stand for reelection to the Board after reaching age 72.” Accordingly, given the reference to “director”

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rather than “nominee” and the reference to “reelection” rather than “election”, we do not believe that the Governance Guidelines prohibit Mr. Peltz from serving on the Board if he is elected at the 2015 Annual Meeting. In any event, the Governance Guidelines, which were adopted by the Board but were not subject to approval by the Company’s stockholders, do not supersede the Company’s Certificate of Incorporation and Bylaws, which do not contain any qualifications with regard to age that would limit who may be nominated by stockholders to serve as a director or restrict Mr. Peltz’s ability to serve on the Board if he is elected at the 2015 Annual Meeting.

Trian acknowledges that if Mr. Peltz is elected to serve as a director at the 2015 Annual Meeting, a waiver from the Board (or a modification of the Governance Guidelines) may be required for Mr. Peltz to be re-nominated by the Company to stand for reelection at subsequent annual meetings. However, the Proxy Statement only relates to the election of Mr. Peltz at the 2015 Annual Meeting, and Trian respectfully submits to the Staff that a discussion of this matter is not required to be included in the Proxy Statement.

Information About the Trian Group and Other Participants, page 12

7.	We refer to the disclosure in the second to last paragraph on page 11. In your response letter, analyze why you do not believe that CalSTRS is a participant in this solicitation within the meaning of Instruction 3 to Item 4 of Schedule 14A.

Response to Comment 7: There is no agreement, arrangement or understanding between any member of the Trian Group and CalSTRS with respect to the voting or disposition of any shares of the Company’s stock or with respect to any of the proposals described in the Proxy Statement. To our knowledge, CalSTRS has not engaged in any of the activities described in the definition of “participant” as set forth in Instruction 3 to Item 4 of Schedule 14A and, accordingly, is not a “participant” in Trian’s proxy solicitation.

Director Nominee Consent and Indemnification Agreements, page 13

8.	We note the disclosure that except as set forth in this section, none of the Nominees or the Alternate Nominee will receive any compensation from the Trian Group to serve as a nominee or as a director, if elected. Clarify whether there are any general compensation arrangements with Messrs. Myers, Winkleblack or Zatta. We may have further comments.

Response to Comment 8: No member of the Trian Group is a party to any general compensation arrangements with Messrs. Myers, Winkeblack or Zatta. Other than (1) the $100,000 fee already paid, (2) the reimbursement by Trian of certain expenses incurred and (3) potential indemnification payments, each as disclosed in the Proxy

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Statement, none of Messrs. Myers, Winkleblack or Zatta have received or will receive any compensation or other payment from any member of the Trian Group to serve as a nominee for election or as a director, if elected, of the Company.

Other Interests of the Participants, page 14

9.	Quantify the amount the Company paid to Mr. Zatta’s former employer Rockwood.

Response to Comment 9: We have been informed that in 2013, the Company paid approximately $8.7 million, less than 1% of Rockwood’s net sales, for tolling fees related to one of Rockwood’s lithium-based products. Trian has removed the information with respect to the 2013 payment from the Proxy Statement, as it is no longer responsive to the applicable disclosure requirement (which requires disclosure of transactions with the Company since the beginning of the Company’s last fiscal year). While Trian does not have access to information regarding payments by the Company to Rockwood in 2014, it is prepared to consider adding additional disclosure if the Company informs Trian of any relevant transactions and Trian determines that such disclosure is required pursuant to Regulation 404(a) of the Exchange Act and the relevant proxy rules.

Cost and Method of Solicitation, page 17

10.	Provide the disclosure regarding the fees to be paid to MacKenzie Partners required by Item 4(b)(3) of Schedule 14A.

Response to Comment 10: Trian respectfully submits to the Staff that the disclosure on page 17 of the Proxy Statement contains all information required by Item 4(b)(3) of Schedule 14A. As set forth in the Proxy Statement, the Solicitation Agent will receive fees to be mutually agreed upon by Trian and the Solicitation Agent based on customary fees for such services as they are provided, and reimbursement of reasonable out-of-pocket expenses for its services in connection with the solicitation. There is currently no contract or arrangement between Trian and the Solicitation Agent containing further details as to the fees to be paid to the Solicitation Agent in connection with the solicitation.

Background of the Solicitation, page 17

11.	Generally revise this section to disclose each time the Trian Group threatened to conduct a proxy contest in its interactions with the Company and what specific concessions it sought to avoid such a contest. In each case, indicate which Train Group representative interacted with the Company. See our more comments below with respect to certain specific meetings between the parties.

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Response to Comment 11: The Proxy Statement has been revised in response to the Staff’s comment. Please see pages 17-22 of the Proxy Statement.

12.	Describe the initiatives the Trian Group approached the Company about in late June 2013.

Response to Comment 12: The Proxy Statement has been revised in response to the Staff’s comment. Please see page 17 of the Proxy Statement.

13.	Expand to describe what was discussed at the July 24, 2013 and September 18, 2013 meetings between the Trian Group and the Company.

Response to Comment 13: The Proxy Statement has been revised in response to the Staff’s comment. Please see pages 17-18 of the Proxy Statement.

14.	In October 2013, what specific proposals did the Trian Group seek to follow up on with Ms. Kullman?

Response to Comment 14: The Proxy Statement has been revised in response to the Staff’s comment. Please see pages 18 of the Proxy Statement.

15.	Describe what was discussed at the December 10, 2013 meeting between the Trian Group, CalSTRS and the Company.

Response to Comment 15: The Proxy Statement has been revised in response to the Staff’s comment. Please see page 19 of the Proxy Statement.

16.	Clarify the “settlement” offer made by the Trian Group in June 2014. That is, were you threatening to conduct a proxy contest unless the Company added your representative to the Board? How did you propose this would be accomplished?

Response to Comment 16: The Proxy Statement has been revised in response to the Staff’s comment. Please see page 19 of the Proxy Statement.

17.	What stated reason did the Company provide as to why the Corporate Governance Committee would interview all of your Nominees except Mr. Peltz? Did the reason (if you know it) involve Mr. Peltz’ age?

Response to Comment 17: The Proxy Statement has been revised in response to the Staff’s comment. Please see pages 20-21 of the Proxy Statement. We note that the Company did not cite Mr. Peltz’s age as a reason for declining to interview him.

18.	Supplementally provide support for, with a view to further disclosure about, your assertion that the Company missed its earnings guidance for “the third year in a row.” Alternatively, revise this disclosure.

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Response to Comment 18: The Company missed its annual earnings guidance and its long-term guidance for earnings growth during FY 2012, FY 2013 and FY 2013:

1.	Annual Earnings Guidance

As shown in the table below, the Company’s Adjusted EPS was less than its annual earnings guidance during FY 2012, FY 2013 and FY 2014:

	Initial Guidance Range	Adjusted EPS
FY2012	$4.35 - $4.55	$3.77
FY2013	$3.85 - $4.05	$3.61
FY2014	$4.20 - $4.55	$3.78

In order to calculate Adjusted EPS, Trian has adjusted the FY 2013 and FY 2014 Operating EPS figures reported by the Company by deducting certain non-recurring benefits (aggregating $0.27 per share and $0.23 per share, respectively) that were not incorporated in the Company’s initial guidance. Since these items were non-recurring, Trian believes that they should not be included in the Company’s Operating EPS as they are not reflective of the ongoing operating performance of the Company. Trian has also adjusted the initial guidance reported by DuPont for FY 2012 to reflect changes in reporting methodology adopted by the Company during the course of the year. Trian does not believe that it is appropriate for the Company to change the methodology by which it computes earnings during the course of the fiscal year or to add back one-time items and claim that it has met its guidance. Accordingly, Trian believes that each of the adjustments that it has made is both appropriate and necessary to ensure an accurate comparison of the Company’s initial guidance with its earnings in FY 2012, FY 2013 and FY 2014.

2.	Long-Term Guidance For Earnings Growth

In December 2011, the Company announced its expectation that it would grow earnings at 12% (compounded annually), but the Company has failed to reach this level of earnings growth during any annual period between FY 2012- FY 2014 by a significant margin. Adjusted EPS growth from FY 2011-FY 2012 was -12.7%, from FY 2012-FY 2013 was -4.2%, and from FY 2013-FY 2014 was 4.7%.

Adjusted EPS for FY 2011 was $4.32. In order to calculate this number, Trian adjusted the FY 2011 Operating EPS figure reported by the Company to reflect changes in reporting methodology adopted by the Company during 2012. Trian believes this adjustment is necessary to ensure an accurate comparison of FY 2011 earnings with earnings reported during subsequent periods.

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19.	At the February 2015 meeting with Ms. Kullman and Mr. Cutler, what was the reason provided as to why the Company would consider appointing any of the Trian Group’s Nominees other than Mr. Peltz as an additional Board member to avoid a proxy contest?

Response to Comment 19: The Proxy Statement has been revised in response to the Staff’s comment. Please see page 21 of the Proxy Statement.

20.	Explain the Trian Group’s response to the Company’s settlement offer.

Response to Comment 20: The Proxy Statement has been revised in response to the Staff’s comment. Please see page 21 of the Proxy Statement.

21.	Clarify whether the Trian Group discussed the appointment of Edward Breen and James Gallogly with the Company before this decision was made and discuss whether there the Train Group has any affiliation with these individuals.

Response to Comment 21: While Mr. Peltz was informed by the Company on February 4, 2015 that the Company intended to appoint two individuals to the Board, at Mr. Peltz’s request, the identity of the two individuals was not disclosed to him. Accordingly neither Mr. Peltz nor any other member of the Trian Group was aware of the identity of the two individuals until the appointment of Messrs. Breen and Gallogly was announced publicly by the Company.

The Trian Group has no affiliation with either individual. In early 2014, Trian had preliminary discussions with Mr. Breen regarding his potential engagement as an advisor to Trian. These discussions ceased in the early spring of 2014, and did not result in any engagement by Trian of Mr. Breen. In late 2014, Trian had preliminary discussions with Mr. Gallogly regarding Mr. Gallogly’s potential inclusion in a Trian slate of proposed directors for the Company if Trian nominated directors. Trian and Mr. Gallogly did not reach an agreement, and accordingly, Mr. Gallogly was not included in Trian’s slate of proposed directors that was provided to the Company on January 8, 2015.

Form of Proxy

22.	Since the Company has now filed its proxy statement, please fill in the blanks for the names of the Company nominees for which you will not use your proxy authority to vote. See Rule 14a-4(d)(4).

Response to Comment 22: We acknowledge the Staff’s comment, and will populate the relevant blanks prior to the filing of our definitive proxy statement, once we have determined the Company nominees for which we will not use our proxy authority to vote.

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***

We further acknowledge that:

•	Trian is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Trian may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please do not hesitate to call me at (212) 373-3105.

Very truly yours,

/s/ Jeffrey D. Marell
Jeffrey D. Marell